Annual Report

                      REAL SILK INVESTMENTS, INCORPORATED

                         445 North Pennsylvania Street
                                   Suite 500
                          Indianapolis, Indiana 46204
                                (317) 632-7359




                            Indianapolis   Indiana











                         Year Ended December 31, 1998






                      REAL SILK INVESTMENTS, INCORPORATED

                             ____________________

                                   Officers

          D. R. Efroymson. . . . . . . . . President and Treasurer
          L. M. Efroymson. . . . . . . . . . . . . .Vice President
          J. D. Efroymson. . . . . . . . . . . . . .Vice President
          M. A. Singer . . . . . . . . . .Assistant Vice President
          J. D. Hagan. . . . . . . . . . .Assistant Vice President
          L. A. Cox. . . . . . . . . . . . . . . . . . . Secretary
          D. A. Link . . . . . . . . . . . . . Assistant Secretary

                             _____________________


                                   Directors

          Robert L. Beal                          Peter Z. Grossman
          Terry W. Bowmaster                      Norman C. Kleifgen, Jr.
          William A. Carter                       Samuel L. Odle
          Daniel R. Efroymson                     Eli J. Segal
          Loralei M. Efroymson                    Gideon J. Stein
          Herbert D. Falender                     Mary Ann Stein


                         Transfer Agent and Registrar

                         Registrar & Transfer Company
                             Cranford, New Jersey


                            Custodian of Securities

                                NBD Bank, N. A.
                             Indianapolis, Indiana


                             Independent Auditors

                                   KPMG LLP
                             Indianapolis, Indiana

                     REAL SILK INVESTMENTS, INCORPORATED


                             Financial Statements


                               December 31, 1998



                               Table of Contents



        Page

Independent Auditors' Report                                             1

Financial Statements:

          Statement of Assets and Liabilities                            2

          Statement of Operations                                        3

          Statements of Changes in Net Assets                            4

          Supplementary Information   Financial Highlights               5

          Notes to Financial Statements                                6-11


Additional Information:

          Schedule of Investments in Securities                       12-17











Independent Auditors' Report


The Stockholders and Board of Directors
Real Silk Investments, Incorporated:

We have audited the accompanying statement of assets and liabilities of Real Silk Investments, Incorporated, including the schedule ofinvestments in securities, as of December 31, 1998, the related statement of operations for the year then ended, the statements of changes in net assets for each of the years in the two-year period ended December 31, 1998, and the financial highlights for each of the years in the four-year period ended December 31, 1998. These financial statements and financial highlights are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audit. The financial highlights for the year ended December 31, 1994 were audited by other auditors whose report thereon, dated January 19, 1995, expressed an unqualified opinion.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1998 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Real Silk Investments, Incorporated at December 31, 1998, the results of its operations for the year then ended, the changes in its net assets for each of the years in the two-year period ended December 31, 1998, and the financial highlights for each of the years in the four-year period ended December 31, 1998 in conformity with generally accepted accounting principles.



Indianapolis, Indiana
January 22, 1999

                      REAL SILK INVESTMENTS, INCORPORATED

                      Statement of Assets and Liabilities

                               December 31, 1998


                                    Assets

Investments in securities (unaffiliated issuers), at market value:
          Money market funds (cost:  $1,322,022)                $     1,322,022
          Common shares (cost:  $12,079,173)                        128,969,511
          U.S. government and agency securities (cost:  $1,890,835)   1,977,545
          Other bonds and notes (cost:  $7,170,737)                   7,424,755
            Total investments in securities (unaffiliated issuers)  139,693,833

Investments in securities (affiliated issuers), at market value:
          Common shares (cost:  $147,786) (note 4)                    9,675,000
            Total investments in securities                         149,368,833

Cash                                                                     10,577
Accrued interest and dividends receivable                               307,648
Other current assets                                                     37,998
Office furniture and equipment, less accumulated
          depreciation of $66,415                                        23,641

            Total assets                                          $ 149,748,697


                                  Liabilities

Accounts payable and accrued expenses (note 5)                           43,382

            Total liabilities                                            43,382


                                  Net Assets

Equivalent to $909.05 per share based on 164,683 shares of
          $5.00 par value common stock outstanding (note 2)         149,705,315

            Total liabilities and net assets                      $ 149,748,697







                See accompanying notes to financial statements.

                      REAL SILK INVESTMENTS, INCORPORATED

                            Statement of Operations

                         Year ended December 31, 1998

Investment income:
          Dividends, including affiliated issuers
                of $264,000 (note 4)                               $  2,240,133
          Interest on securities from unaffiliated issuers              665,930
               Total income                                           2,906,063
Expenses:
          Officers' salaries                                            199,437
          Other salaries and wages                                      103,088
          Taxes other than federal income tax                            60,651
          Legal, auditing and other professional services (note 9)      165,154
          Custodian fees                                                  4,000
          Directors' fees                                                28,500
          Investment banking fees (note 9)                               50,000
          Office expense and supplies                                    10,158
          Insurance                                                      33,977
          Rent (note 8)                                                  56,657
          Pension (note 6)                                               12,189
          Depreciation                                                    8,929
          Dues and subscriptions                                          8,009
          Computer expense                                                4,221
          Equipment lease                                                17,934
          Sundry                                                         48,998
               Total expenses (note 5)                                  811,902
               Net investment income                                  2,094,161

Net realized gain (loss) on investments (unaffiliated issuers):
          Proceeds from sales                                        11,285,917
          Cost of securities sold                                    11,221,641
                                                                         64,276
          Capital gain distributions from other investment companies     25,200
                                                                         89,476
          Federal income tax benefit (note 1)                            24,530
               Net realized gain (loss) on investments (note 3)         114,006

Unrealized appreciation in value of investments:
          Beginning of year                                         112,784,952
          End of year                                               126,758,280
                                                                     13,973,328
          (Increase) decrease in deferred federal income
               tax payable (note 1)                                  12,973,551
               Net increase in unrealized appreciation, including an
                  affiliated issuer's decrease of $675,000 (note 4)  26,946,879
Net realized and unrealized gain (loss) on investments               27,060,885
Net increase (decrease) in net assets resulting from operations$     29,155,046

                See accompanying notes to financial statements.

                      REAL SILK INVESTMENTS, INCORPORATED

                      Statements of Changes in Net Assets

                    Years ended December 31, 1998 and 1997


                                                         1998           1997

Net investment income                                 $ 2,094,161     2,507,155

Net realized gain (loss) on investments                   114,006      (110,414)

Net increase (decrease) in unrealized appreciation     26,946,879    21,409,074

Net increase (decrease) in net assets resulting
          from operations                              29,155,046    23,805,815

Federal income tax paid on realized gain on behalf of
          stockholders, charged to operations (note 1)      -             -

Cash distributions to stockholders from net investment
        income ($12.95 and $15.00 per
         share, respectively) (note 1)                (2,132,645)    (2,470,245)

Deemed distributions to stockholders from net realized
          gain on investments (note 1)                      -             -

Additional paid-in capital (note 1)                         -             -

Increase (decrease) in net assets                       27,022,401   21,335,570

Net assets at beginning of year                        122,682,914  101,347,344

Net assets at end of year (including undistributed net
          investment income of $3,070 and $823,372,
          respectively, and undistributed net realized
          loss on investments of $29,137 and
          $110,414, respectively)                   $ 149,705,315   122,682,914










                See accompanying notes to financial statements.

                     REAL SILK INVESTMENTS, INCORPORATED
                          Supplementary Information
                             Financial Highlights

                                                    Year Ended December 31,
                                         1998    1997    1996     1995    1994
Per share data

Investment income                     $ 17.65    17.67    17.85   17.52   16.23
Less:  expenses                          4.93     2.45     2.29    2.17    1.92
  Net investment income                 12.72    15.22    15.56   15.35   14.31
Net realized gain (loss) on investments   .69     (.67)    2.95  (1.27)    (.12)
Net increase (decrease) in unrealized
  appreciation                         163.63   130.00    37.10   71.10  (26.29)
Net increase (decrease) in net assets
  resulting from operations            177.04   144.55    55.61   85.18  (12.10)

Federal income tax paid on realized gain
  on behalf of stockholders, charged
  to operations (note 1)                  -        -        .87     -       -
Cash distributions to stockholders from
  net investment income (note 1)      (12.95)  (15.00)   (15.23) (15.28) (13.92)
Deemed distributions to stockholders from
  net realized gain on
  investments (note 1)                    -        -      (2.49)   -        -
Additional paid-in capital (note 1)       -        -       1.62    -        -

Increase (decrease) in net assets     164.09   129.55     40.38    69.90 (26.02)

Net asset value per share:
  Beginning of year                   744.96   615.41    575.03  505.13  531.15

  End of year                       $ 909.05   744.96    615.41  575.03  505.13
Quoted market value per share,
  end of year                       $ 570.00   520.00    450.00  420.00  375.00

Ratios/Supplemental Data
Expenses to average net assets        .63%      .35%      .39%     .41%    .36%
Net investment income to average
  net assets                        1.62%      2.19%     2.67%    2.88%   2.71%
Portfolio turnover rate             2.72%      3.68%     3.35%    2.04%   1.07%
Total return                       12.22%     19.13%    10.89%   16.31%  16.33%
Net assets, end of
   year               $149,705,315 122,682,914 101,347,344 94,697,920 83,186,717




             See accompanying notes to financial statements.

                       REAL SILK INVESTMENTS, INCORPORATED

                           Notes to Financial Statements

                               December 31, 1998


Note 1 - Summary of Significant Accounting Policies

Real Silk Investments, Incorporated (the Company) is registered under the Investment Company Act of 1940 (as amended) as a closed-end diversified management investment company. The Company, which primarily invests in common stock, has no external managers and pays no management fees. The significant accounting policies of the Company, which are in conformity with generally accepted accounting principles for closed-end management investment companies, are described below.

Investments

Investments in securities traded on national securities exchanges or the NASDAQ National Market are valued at the last reported sales price. Other securities traded on the over-the-counter market are valued at the closing bid prices. Bonds and notes are valued on the basis of quotations furnished by recognized trade sources. Purchases and sales of securities are recorded as of the trade dates. Costs of securities sold are determined by specific shares or average shares if specific shares are not available. Net unrealized gains or losses are determined based on the net change between the market value and cost of investments held as of the beginning and end of the fiscal year. The cost bases of investments for federal income tax purposes are the same as the book values.

Investment Income

Dividend and interest income are recorded on the accrual basis of accounting. Cash dividends from securities are recorded as income on the ex-dividend dates. Dividends for which the recipient has the choice to receive cash or stock are recognized as investment income in the amount payable in cash. Other noncash dividends are recognized as investment income at the fair market value of the property received.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increase and decrease in net assets from operations during the period. Actual results could differ from those estimates.

                                                                   (Continued)
                   REAL SILK INVESTMENTS, INCORPORATED

                      Notes to Financial Statements
Federal Income Tax

Prior to January 1, 1989, the Company was subject to federal income tax as a regular ("C") corporation. Beginning January 1, 1989, the Company qualified and elected to be taxed as a regulated investment company within the meaning of Section 851 of the Internal Revenue Code and is currently reporting tax on such basis. As a regulated investment company, the Company generally does not pay federal income tax at the corporate level on current earnings which are passed through to its stockholders.

The Tax Reform Act of 1986 gives the United States Treasury Department the authority, under Section 337(d)(1), to promulgate regulations to assure that the purposes of certain provisions of that Act (those taxing appreciated property on the sale or liquidation of a corporation) are not circumvented by the use of various entities, including regulated investment companies. In Notice 88-19, the Treasury stated its intention to issue regulations generally making a C corporation taxable on built-in gains at the time it converts to a regulated investment company, but permitting it to elect to be subject to rules similar to those applicable to a corporation which elects to be taxed as an S corporation. Those rules impose an income tax on the built-in gains of a C corporation which are recognized during the first ten years following its election to be taxed as an S corporation. If the intended regulations were adopted as described in Notice 88-19, the appreciation of the assets of the Company as of January 1, 1989 (the "built-in gains") would be taxed to the extent these gains were realized prior to January 1, 1999. To date, no such regulations have been issued.

Because the authority to promulgate such regulations exists and because the Treasury Department issued Notice 88-19, the Company recorded a deferred tax liability in its financial statements for the potential tax, until December 31, 1998. Due to the expiration on December 31, 1998, of the ten-year period subject to the built-in gains tax, the Company reversed its built-in gains deferred tax liability, resulting in a decrease in the deferred federal income tax payable and an increase in unrealized appreciation and net assets of approximately $13.0 million (approximately $79 per share).

As built-in gains have been realized, the Company has deposited with the Internal Revenue Service (IRS) amounts representing the potential tax on the realized built-in gains. The Company requested refunds of the amounts deposited to protect the Company's right to those deposits. The Company has received refunds from the IRS for the amounts deposited representing the potential tax on realized built-in gains for the tax years ended December 31, 1992, 1993, 1995, 1996 and 1997.

Also, the Company is a personal holding company as defined in Section 542 of the Internal Revenue Code. As a personal holding company, the Company is subject to a special surtax on any undistributed personal holding company income. However, the Company distributes all of its personal holding company income.

                     REAL SILK INVESTMENTS, INCORPORATED

                        Notes to Financial Statements

Net investment income and net realized gains (losses) may differ for financial statement and tax purposes. The character of distributions made during the year from net investment income or net realized gains (losses), if any, may differ from the ultimate characterization for federal income tax purposes.

Distributions to Stockholders

The policy of the Company is to distribute all investment company taxable income without incurring tax at the corporate level and without jeopardizing the Company's regulated investment company status. All or most of its net realized long-term capital gains are retained and, as such, are treated as deemed distributions to the shareholders.

As a regulated investment company, the Company may annually elect to treat retained long-term capital gains as distributed to its stockholders on the last day of the year. The Company must pay a tax at the highest corporate rate on the retained gains deemed distributed. The stockholders include these capital gains in their individual income tax returns and receive a credit equal to their share of the tax paid by the Company. The difference between the gains retained by the Company and the tax paid by the Company on behalf of the stockholders is added by the stockholders to the basis of their stock.

For the year ended December 31, 1998, the Company realized long-term capital gains of $89,476 and received refunds of the 1995 built-in gains tax deposit of $3,600 and the 1997 built-in gains tax deposit of $20,930, resulting in a net realized long-term capital gain of $114,006. As of December 31, 1998, for tax purposes the Company had a net realized loss of $29,137 that is available for use until December 31, 2005.

Note 2 - Net Assets

The Company's net assets at December 31, 1998 were comprised of the following elements:

 Common stock ($5.00 par value) and additional paid-in
   capital; 300,000 shares authorized, 164,683 shares
   issued and outstanding                                        $   22,973,102
 Accumulated undistributed income:
   Undistributed net investment income                                    3,070
   Undistributed net realized gains (losses)                            (29,137)
   Unrealized gains of $127,577,075 and unrealized
    losses of $818,795                                              126,758,280

        Net assets                                                $ 149,705,315

Under generally accepted accounting principles, permanent differences between financial reporting and reporting for federal income tax purposes are to be identified and appropriately reclassified between the components of net assets. As a result of such permanent book-to-tax differences, reclassification of $781,819 of accumulated undistributed net investment income and $32,729 of accumulated net realized gain resulted in a net increase to additional paid-in capital of $814,548 as of December 31, 1998. These permanent differences relate to retained tax-exempt net investment income, built-in gain refund adjustments, expenses which are not deductible for federal income tax purposes, and other permanent book-to-tax differences.

Note 3 - Investments

Following is a summary of securities sold during the year ended December 31,
1998:
                                        Proceeds from
                                          Sales and                   Net Gain
                                          Maturities       Cost         (Loss)

Money market funds                    $ 6,765,633       6,765,633          -
Common shares                                  90              20            70
U.S. government and agency securities   4,520,194       4,455,988         64,206
Other bonds and notes                      -                 -             -

 Totals                               $11,285,917      11,221,641        64,276

Capital gain distributions from
  other investment companies                                             25,200
                                                                         89,476
Federal income tax - refunds of 1995
  and 1997 built-in gains deposits                                       24,530

Net realized gain (loss) on investments                               $ 114,006

No built-in gains were realized for the year ended December 31, 1998. As of December 31, 1998, the Company is no longer subject to the built-in gains tax (note 1).

The aggregate cost of securities acquired during the year ended December 31, 1998, was as follows:

     Money market funds                                           $   7,548,482
     Common shares                                                      687,650
     U.S. government securities                                       1,003,984
     Other bonds and notes                                            2,107,585
               Total purchases of securities                       $ 11,347,701

                                                                  (Continued)
Note 4 - Investment in Affiliated Issuer

The Company is an affiliated company, as defined in Section 2(a)(2) and 2(a)(3) of the Investment Company Act of 1940, with respect to its investment in Arnold Industries, Inc., a publicly traded company. The Company and affiliated persons owned more than five percent of the voting common stock of Arnold Industries, Inc. at December 31, 1998. There were no purchases or sales of affiliated securities during the year-ended December 31, 1998.

Note 5 - Expenses

Prior to July 31, 1998, the Company shared personnel with two entities, and office facilities with one of those entities, both considered to be related parties as defined by Statement of Financial Accounting Standards No. 57, "Related Party Disclosures." One of the related parties is a private partnership of which certain officers and directors of the Company are partners. The other related party, with which there were no direct transactions, is a not-for-profit charitable foundation of which certain officers and directors are also directors of the Company. For the seven months ended July 31, 1998, certain costs were allocated among the three entities based on actual usage or management's estimate of use if actual usage could not be determined precisely. The sharing of personnel and facilities with the not-for-profit charitable foundation ceased as of July 31, 1998.

Certain office equipment, primarily computer and telecommunications equipment, used by the Company is owned by the related private partnership. The Company annually enters into a one-year operating lease with the related party. On July 1, 1998, the Company entered into a one-year operating lease with a thirty-day cancellation clause with the related party. Payments to the related party under the lease totaled $18,769 for the year ended December 31, 1998. At December 31, 1998, the monthly lease payment required by the lease is $2,228. A portion of the lease amount is attributable to certain equipment purchased by the private partnership related party from a vendor that may be considered a related party.

The related private partnership purchases office supplies and similar items used by the Company. On a monthly basis, the Company reimburses the related party for its allocated share of the office supplies. For the year ended December 31, 1998, expenses reimbursed to the related party totaled $51,688. This total includes approximately $455 that was reimbursed to the private partnership for a vendor that may also be considered a related party. Accounts payable at December 31, 1998 includes $2,287 of related party expenses.



Note 6 - Retirement Plan

Effective January 1, 1992, the Company began sponsoring a money purchase pension plan which covers all employees of the Company who have met certain service requirements. Annually, the Company must contribute to the Plan an amount equal to five percent of each participant's compensation. Pension expense was $12,189 in 1998.

Note 7 - Line of Credit

The Company has an unsecured line of credit for short-term bank borrowings of up to $5 million, with interest computed at the bank's prime rate. The line of credit expires on July 1, 1999. At December 31, 1998, the entire line of credit was unused.

Note 8 - Rent Commitment

In March 1998, the Company entered into a one-year extension on the operating lease dated March 1993 for office space. The extended lease is on a month-to-month basis. At December 31, 1998, the monthly payment required by the lease is $5,304.

Note 9 - Recent Developments

On March 20, 1998, the Board of Directors of the Company announced its intention to explore options for the future of the Company. These options, among others, include continuing as is, merging with another investment company or liquidating the Company. In October 1998, the Company engaged an investment banker to assist it in identifying and evaluating potential options. The investment banker's fees vary up to a maximum of $1 million based on the terms of the option chosen.

As a result of the exploration of options for the future and the discontinuation of shared personnel with the related party not-for-profit charitable foundation (see note 5), the Company incurred additional expenses during 1998 and anticipates doing so into the future.

Note 10 - Commitments

In November 1998, the Board of Directors approved a Welfare Benefit Severance Pay Plan for certain full-time employees of the Company. Potential benefits under the Plan are contingent upon the occurrence of certain change in control provisions, as defined. If the Plan had been triggered as of December 31, 1998, estimated benefits payable under the Plan would have been approximately $290,000.

                REAL SILK INVESTMENTS, INCORPORATED

               Schedule of Investments in Securities

                         December 31, 1998

                                      Principal                            % of
                                       Amount                             Total
                                     or Number               Industry Investment
Description                          of Shares     Value      Totals   Portfolio

MONEY MARKET FUNDS (unaffiliated issuers):

 Money Market Funds                                          $ 1,322,022   .89%
   Fidelity Cash Reserves Fund           232,410  $ 232,410
   Pegasus Money Market Fund           1,089,612  1,089,612
   Total money market funds                     $ 1,322,022  $ 1,322,022   .89%

COMMON SHARES (unaffiliated issuers):

Sector:  Business Services                                     4,890,015  3.27%

 Industry:  Information Services
   Dun & Bradstreet Corporation            8,800    277,746
   IMS Health, Inc.                        8,800    663,846
   Nielsen Media Research                  2,933     52,794
   R.H. Donnelly Corporation               1,760     25,629

 Industry:  Office Furniture
   Miller (Herman), Inc.                 144,000  3,870,000

Sector:  Consumer Goods                                      18,859,093  12.63%

 Industry:  Apparel/Textiles
   Guilford Mills, Inc.                   19,687    328,517
   Russell Corporation                   179,200  3,639,910

 Industry:  Food/Restaurants
   ConAgra, Inc.                          20,000    630,000
   *Consolidated Products, Inc.           57,826  1,192,666
   *Kroger Company, Inc.                 216,000 13,068,000

Sector:  Diversified                                         2,168,869    1.45%

 Industry:  Conglomerate
   *Cendant Corporation                   10,000    193,120
   Hanson, PLC (ADS)                       3,634    141,726
   TRW, Inc.                              32,000  1,793,984
   U.S. Industries, Inc.                   2,179     40,039

*Non-Income Producing Security

                REAL SILK INVESTMENTS, INCORPORATED

               Schedule of Investments in Securities

                         December 31, 1998

                                       Principal                           % of
                                        Amount                             Total
                                       or Number            Industry  Investment
Description                          of Shares      Value    Totals   Portfolio

Sector:  Energy/Natural Resources                           9,543,204     6.39%

  Industry: Electric Utility
   Texas Utilities Company                 5,160    240,905

 Industry:  Metals/Mining
   Newmont Mining Corporation             54,916  1,002,217
   Penn Virginia Corporation              80,000  1,470,000
   Reynolds Metals Co., Inc.               8,344    439,620

 Industry:  Oil & Gas
   Atlantic Richfield Co., Inc.           32,000  2,092,000
   Kerr-McGee Corporation                 18,000    688,500
   Northwest Natural Gas, Inc.            23,400    605,475
   Occidental Petroleum Corporation        9,570    161,494
   Union Pacific Resources Group, Inc.    29,118    263,867

 Industry:  Paper
   Boise Cascade Corporation               6,666    206,646
   Temple-Inland, Inc.                    40,000  2,372,480

Sector:  Financial                                           27,820,611  18.63%

 Industry:  Bank/Thrift
   Bank One Corporation
     (formerly First Chicago NBD
      Corporation)                       150,543  7,687,027
   *Ocwen Financial Corporation           27,000    332,424

 Industry:  Insurance
   American Financial Group, Inc.         33,902  1,487,450
   Chubb Corporation                      54,000  3,496,500
   CMAC Investment Corporation             8,000    367,496
   HSB Group, Inc.                       279,000 11,456,298
   Ohio Casualty Corporation              16,000    658,000
   ReliaStar Financial Corporation        42,078  1,940,848

 Industry:  Mortgage
   *First Alliance Corporation            17,250     64,688

*Non-Income Producing Security

                REAL SILK INVESTMENTS, INCORPORATED

               Schedule of Investments in Securities

                         December 31, 1998

                                        Principal                          % of
                                         Amount                            Total
                                       or Number            Industry  Investment
Description                            of Shares     Value    Totals   Portfolio

 Industry:  Mutual Funds
   Scudder Large Company Value Fund       12,000    329,880


Sector:  Industrial                                          19,530,252  13.08%

 Industry:  Capital Goods
   Manitowoc Co., Inc.                   126,000  5,591,250
   Milacron, Inc. (formerly
     Cincinnati Milacron, Inc.)           36,000    693,000


 Industry:  Chemicals
   Millennium Chemicals, Inc.              2,076     41,260
   Sigma-Aldrich Corporation              10,000    293,750

 Industry:  Environmental Services
   Browning-Ferris Industries, Inc.       16,000    454,992

 Industry:  Steel
   Nucor Corporation                     288,000 12,456,000

Sector:  Medical                                             12,627,996   8.45%

 Industry:  Pharmaceutical
   Bristol-Myers Squibb Co., Inc.          8,000  1,070,496
   Johnson & Johnson, Inc.                96,000  8,052,000
   Lilly (Eli) & Co., Inc.                16,000  1,422,000
   Merck & Co., Inc.                       9,000  1,327,500
   Mylan Laboratories, Inc.               24,000    756,000

Sector:  Technology                                           6,070,820   4.06%

 Industry:  Computer Hardware/Software
   *Adaptec, Inc.                         20,000    351,240
   Hewlett-Packard Corporation            16,000  1,092,992
   *Microsoft Corporation                 12,000  1,664,244
   *Network Associates, Inc.              10,000    662,500

*Non-Income Producing Security

                REAL SILK INVESTMENTS, INCORPORATED

               Schedule of Investments in Securities

                         December 31, 1998

                                       Principal                           % of
                                         Amount                            Total
                                       or Number            Industry  Investment
Description                            of Shares     Value   Totals    Portfolio

 Industry:  Electronics
   *DII Group, Inc.                       20,000    460,000
   *Marshall Industries Corporation       36,000    882,000
    Motorola, Inc.                         7,000    427,434
   *Vishay Intertechnology, Inc.          36,580    530,410

Sector:  Communications                                      22,351,201  14.96%

 Industry:  Entertainment
   Time Warner, Inc.                     288,000 17,873,856

 Industry:  Telecommunication
   Ameritech Corporation                  16,000  1,014,000
   Bell Atlantic Corporation               8,000    432,000
   Bell South Corporation                 24,000  1,197,000
   GTE Corporation                         7,900    513,500
   MCI Worldcom Inc. (formerly
     MCI Communications Corporation)      18,409  1,320,845

Sector:  Transportation (see also
 affiliated issuers)                                          5,107,450   3.42%

 Industry:  Automotive
   MascoTech, Inc.                        96,000  1,644,000

 Industry:  Railroads
   Norfolk Southern Corporation           54,000  1,711,098
   Union Pacific Corporation              34,380  1,549,232

 Industry:  Trucking
   Wabash National Corporation            10,000    203,120

     Total common shares
           (unaffiliated issuers)              $128,969,511 $128,969,511 86.34%

*Non-Income Producing Security

                REAL SILK INVESTMENTS, INCORPORATED

               Schedule of Investments in Securities

                         December 31, 1998

                                       Principal                           % of
                                         Amount                           Total
                                       or Number             Industry Investment
Description                           of Shares     Value     Totals   Portfolio

U.S. GOVERNMENT AND AGENCY SECURITIES
   (unaffiliated issuers):


 Federal Home Loan Mtg. Corp. REMIC,
   5.75%, 2006                         1,000,000  1,000,000
 Federal National Mtg. Assn. Guaranteed
   REMIC, 6.75%, 2018                    269,047    268,121
 Federal National Mtg. Assn. REMIC,
   6.00%, 2015                           710,760    709,424

   Total U.S. government and agency
   securities (unaffiliated issuers)             $1,977,545 $1,977,545    1.32%

OTHER BONDS AND NOTES (unaffiliated issuers):

 Bank America Corp., sub. debt.,
   7.875%, 2002                        1,000,000  1,079,660
 Bear Stearns Co., Inc.
   6.50%, 2002                           500,000    509,470
 Commercial Credit Co.,
   6.875%, 2002                          500,000    520,825
 General Motors Acceptance Corp. Note,
   7.125%, 2003                          500,000    529,385
 Household Finance Corp. Note, 7.625%,
   1999                                  500,000    505,070
 Household Finance Corp. Note,
   7.25%, 2003                         1,000,000  1,058,910
 J. P. Morgan Company,
   7.625%, 2004                        1,000,000  1,092,030
 Lincoln National Corp. Note,
   7.25%, 2005                         1,500,000  1,607,835
 Pacific Gas and Electric Co., 6.25%,
   2004                                  500,000    521,570
     Total other bonds and notes
        (unaffiliated issuers)                  $ 7,424,755 $ 7,424,755   4.97%

     Total investments in securities
        (unaffiliated issuers)                $139,693,833  $139,693,833 93.52%

*Non-Income Producing Security

                REAL SILK INVESTMENTS, INCORPORATED

               Schedule of Investments in Securities

                         December 31, 1998

                                      Principal                            % of
                                        Amount                             Total
                                      or Number            Industry   Investment
Description                           of Shares    Value    Totals    Portfolio

COMMON SHARES (affiliated issuers):

Sector:  Transportation (see also
 unaffiliated issuers)

 Industry:  Trucking
   Arnold Industries, Inc.             600,000   9,675,000  9,675,000     6.48%

     Total investments in securities
        (affiliated issuers)                   $9,675,000  $9,675,000     6.48%

     Total investments in securities        $149,368,833 $149,368,833   100.00%


          See accompanying notes to financial statements.